

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 26, 2010

Mr. T.M. Whichard III
Senior Vice President
Key Energy Services, Inc.
1301 McKinney Street, Suite 1800
Houston, Texas 77010

> **Re:** **Key Energy Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Schedule 14A**
> **Filed April 16, 2009**
> **Response Letter Dated January 25, 2010**
> **File No. 1-08038**

Dear Mr. Whichard:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies, page 56

Valuation of Intangible and Tangible Assets, page 59

1. We note your response to prior comment one. Please confirm that in future filings you will also consider whether you have a disclosure obligation related to potential future impairments of your long-lived assets.

Financial Statements, page 64

Note 17 – Share Based Compensation, page 110

Accelerated Vesting of Option and SAR Awards, page 111

2.   We note your response to prior comment two indicates you believe the impact of the error you have identified is immaterial both quantitatively and qualitatively to your current and prior period financial statements and that a correcting entry is not necessary. Please provide us with your comprehensive materiality analysis that describes the quantitative and qualitative factors you considered so that we may better understand your conclusions. Please note that we believe the qualitative criteria enumerated in SAB Topic 1:M.1 are suggestions of what should be considered in your analysis but are not an exhaustive list of all qualitative criteria that could be considered in your analysis.

Schedule 14A Filed April 16, 2009

Compensation Discussion and Analysis

Cash Bonus Incentive Plan, page 23

3.   We note your response to our prior comment 4. Please provide an example of the disclosure you intend to make with regard to the degree of difficulty of the omitted Performance Measurements. Also, with regard to your intention to omit Performance Measurements for completed periods, we note that you have discussed all of the Performance Measurements collectively. Please provide us with an explanation as to why disclosure of each particular Performance Measurement would be likely to result in competitive harm. We may have further comments after reviewing your response.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tracie Towner at (202) 551-3744, or Mark Shannon, Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237, or me at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director